

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 31, 2006

Mr. Paul Fulton
Chief Financial Officer
Lihir Gold Limited
7th Floor, Pacific Place
Cnr Champion Parade, Musgrave Street
Port Moresby, Papua New Guinea

> **Re:** **Lihir Gold Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed June 30, 2005**
> **Response Letter Dated February 24, 2006**
> **File No. 0-26860**

Dear Mr. Fulton:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

Note 1: Statement of Significant Accounting Policies, page F-6

Deferred mining costs, page F-7

1.   We note your response to prior comment two and are unable to agree with your policy for assessing impairment of post production stripping costs under IAS 36. Please tell us the impact on your financial statements and disclosures had you assessed impairment under a net realizable value model as contemplated by paragraphs 28-33 of IAS 2 for your deferred mining costs.

2.   We note your response to prior comment three stating that the variability in your strip ratio in 2003 was not due to the 2001 high-wall failure as indicated in your prior response letter. However, your current explanation is unclear. In this regard, please clarify whether the 5,000 tonnes you refer to is the remaining ore related to Phase 3 of the Minifie Mine and why this tonnage explains the reason for your strip ratio variation.

3.   We note your response to prior comment five. Although your proposed disclosure provides a general overview of why the stripping ratios might change and provides general examples for 2004 we continue to believe that a descriptive and quantitative period to period comparative discussion in your operating and financial review and prospects identifying the reasons for the changes in, and the impact of these ratios is more meaningful to investors.

4.   We note your response to prior comment seven and are unable to agree that post production stripping costs represent future benefits attributed to all remaining life of mine reserves. In this regard we note that mine plans are typically executed in distinct phases. Costs associated with any particular phase are attributed to reserves of that phase and appear to meet the definition of inventory costs under U.S. GAAP. Refer to Chapter 4, Statement 3 of ARB 43. Additionally, the U.S. GAAP principles underlying the consensus in EITF 04-06 appear to support attributing post-production stripping costs to inventory. It continues to appear that you should modify your accounting for such costs since IFRS does not provide specific guidance. Refer to paragraph 12 of IAS 8.

5.   We note your response to prior comment eight. For clarity, please confirm whether all mine acquisition and development costs will be fully amortized, and to the extent appropriate classified as inventory, when mining extraction ceases. Additionally, describe how you are attributing costs to stockpiles such that all mining acquisition and development costs will be fully allocated to inventory at the end of the extraction period and how you have considered this in your impairment evaluation of your stockpiles.

6.   We note your response to our prior comment number 10 in your letter dated November 3, 2005. It remains unclear to us what mine plans have substantively changed to warrant accounting for stripping costs on a pit basis rather than your previous phase basis approach. Please tell us if you expect to continue to conduct your mining activities on a phase basis. If so, please tell us why a pit basis represents a more appropriate and reliable attribution model. It is unclear how your fact pattern for your new pit is different from your prior pit. It appears in both instances, that accessing one phase was necessary for accessing subsequent future ore reserves.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jonathan Duersh at (202) 551-3719, Kevin Stertzel at (202) 551-3723 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

                                                    Sincerely,

                                                    H. Roger Schwall
                                                    Assistant Director

cc: Mr. Burr Henly, Sullivan & Cromwell